Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of Embraer S.A.’s (which we refer to as “Embraer” or “we”) results of operations for the six-month periods ended June 30, 2025 and 2024 should be read in conjunction with our annual report on Form 20-F for the fiscal year ended December 31, 2024, as filed with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) on April 1, 2025 (which we refer to as the “2024 Annual Report”) and, in particular, “Item 3. Key Information—A. Selected Financial Data and Other Data,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk,” and with our unaudited condensed consolidated interim financial statements as of for the six-month period ended June 30, 2025, included as Exhibit 99.2 to this Form 6-K (which we refer to as the “unaudited condensed consolidated interim financial statements”).

The following discussion contains forward-looking statements that involve risks and uncertainties. Embraer’s actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth herein under “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors” in our 2024 Annual Report. The results of operations for the six-month period ended June 30, 2025 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 2025.

Results of Operations

Six-month Period Ended June 30, 2025 compared with Six-month Period Ended June 30, 2024

The following table sets forth statement of profit or loss information by segment for the periods indicated:

	Six-month period ended June 30,
	2025	2024
	(in US$ millions)

Revenue
Commercial Aviation	778.2	754.3
Executive Aviation	871.8	575.2
Defense & Security	360.4	267.9
Services & Support	880.5	770.0
Other segments	31.3	23.4
Total	2,922.2	2,390.8

Cost of sales and services
Commercial Aviation	(710.3)	(697.7)
Executive Aviation	(686.5)	(456.7)
Defense & Security	(300.0)	(240.9)
Services & Support	(662.3)	(566.1)
Other segments	(21.1)	(20.7)
Total	(2,380.2)	(1,982.1)

Gross profit
Commercial Aviation	67.9	56.6
Executive Aviation	185.3	118.5
Defense & Security	60.4	27.0
Services & Support	218.2	203.9
Other segments	10.2	2.7
Total	542.0	408.7

Operating income (expense)
Commercial Aviation	(53.1)	(62.7)
Executive Aviation	(69.1)	(68.6)
Defense & Security	(42.2)	(39.2)
Services & Support	(105.7)	(90.2)
Other segments	(41.2)	(31.2)
Unallocated(1)	–	7.2
Total	(311.3)	(284.7)
Operating income before financial result	230.7	124.0

(1)

Unallocated items from operating income (expense) refer to certain corporate demands not directly related to the operating segments. In 2024, the amount substantially refers to the reimbursement of expenses received in the context of the arbitration with Boeing.

The following table sets forth statement of profit or loss information, and this information as a percentage of revenue, for the periods indicated:

	Six-month period ended June 30,
Consolidated Statements of Profit or Loss Data	2025		2024
	(in US$ millions, except percentages presented in absolute values)

Revenue	2,922.2	100.0%	2,390.8	100.0%
Cost of sales and services	(2,380.2)	(81.5)%	(1,982.1)	(82.9)%
Gross profit	542.0	18.5%	408.7	17.1%
Operating income (expense)
Administrative expenses	(101.9)	(3.5)%	(97.1)	(4.1)%
Selling expenses	(159.9)	(5.5)%	(152.9)	(6.4)%
Expected credit losses	(5.9)	(0.2)%	(3.4)	(0.1)%
Research expenses	(26.3)	(0.9)%	(27.4)	(1.1)%
Other income	41.7	1.4%	75.6	3.2%
Other expenses	(55.4)	(1.9)%	(78.6)	(3.3)%
Share of loss of investments accounted for under the equity method	(3.6)	(0.1)%	(0.9)	(0.0)%
Operating income before financial result	230.7	7.9%	124.0	5.2%
Financial income	116.4	4.0%	184.6	7.7%
Financial expenses	(295.5)	(10.1)%	(161.0)	(6.7)%
Foreign exchange, net	(28.6)	(1.0)%	(3.2)	(0.1)%
Income before income tax	23.0	0.8%	144.4	6.0%
Income tax	126.0	4.3%	(9.5)	(0.4)%
Income for the period	149.0	5.1%	134.9	5.6%

Revenue

Revenue increased 22.2%, to US$2,922.2 million in the six months ended June 30, 2025 from US$2,390.8 million in the six months ended June 30, 2024.

Revenue from our Commercial Aviation segment increased 3.2% to US$778.2 million in the six months ending June 30, 2025, as compared to US$754.3 million in the six months ended June 30, 2024. This increase was primarily driven by a more favorable customer mix in the six months ended June 30, 2025, which helped offset the effects of a shift in product mix. Total deliveries remained steady at 26 aircraft in both periods. However, deliveries of larger E190-E2 and E195-E2 aircraft declined by 13.3% to 13 units in the six months ended June 30, 2025 from 15 in the six months ended June 30, 2024, while deliveries of the EMBRAER 175 increased by 18.2% to 13 units in 2025 from 11 in 2024. Within the E2 family, the E195-E2 made up most deliveries, reflecting a better product mix due to its higher average selling price and seating capacity compared to the E190-E2. Moreover, our customer mix in 2025 included a larger share of strategic operators and lessors, which enabled more favorable commercial terms and contributed to an overall improvement in our revenue performance, independently of volume growth.

Our Executive Aviation segment revenue increased 51.6%, to US$871.8 million in the six months ended June 30, 2025 from US$575.2 million in the six months ended June 30, 2024, primarily due to a higher number of aircraft deliveries and a more favorable product mix of our deliveries. Deliveries increased to 61 aircraft in the six months ended June 30, 2025 from 45 in the six months ended June 30, 2024. Deliveries of medium jets (Praetors) increased 85.7% in the six months ended June 30, 2025 compared to the six months ended June 30, 2024, while deliveries of light jets (Phenoms) deliveries increased 12.9% in the same period. Praetors have greater capacity and size compared to Phenoms and therefore, command higher average selling prices, which contributed to the increase of revenue.

Our Defense & Security segment revenue increased 34.5%, to US$360.4 million in the six months ended June 30, 2025 from US$267.9 million in the six months ended June 30, 2024, mainly due to an increase in revenue recognition of our C-390 Millenium aircraft, in accordance with the percentage of completion method, and an increase in deliveries of our A-29 Super Tucano to four aircraft in the six months ended June 30, 2025 while there were no deliveries of such aircraft in the same period in 2024.

Our Services & Support segment revenue increased 14.4%, to US$880.5 million in the six months ended June 30, 2025 from US$770.0 million in the six months ended June 30, 2024. This increase was mainly driven by higher customer demand for training, as well as maintenance, repair, and component overhaul (“MRO”). Additionally, the engine shop ramp-up at our subsidiary, OGMA – Indústria Aeronáutica de Portugal S.A., which offers multi-brand diversification with MRO services for both Embraer and non-Embraer customers.

Cost of Sales and Services

Cost of sales and services increased 20.1%, to US$2,380.2 million in the six months ended June 30, 2025 from US$1,982.1 million in the six months ended June 30, 2024. This was primarily due to: (i) the increase in revenue from Commercial and Executive Aviation deliveries; (ii) higher cost recognition in our Defense & Security segment, using the percentage of completion method; and (iii) higher costs due to higher demand for services and spare parts in Services & Support. This increase in cost of sales and services was lower than the 22.2% increase in revenue in the six months ended June 30, 2025, as compared to the same period in 2024, which resulted in a decrease in cost of sales and services as a percentage of revenue to 81.5% in the six months ended June 30, 2025, as compared to 82.9% in the same period in 2024.

Cost of sales and services in our Commercial Aviation segment increased 1.8%, to US$710.3 million in the six months ended June 30, 2025 from US$697.7 million in the six months ended June 30, 2024. This increase in costs and services was lower than the increase of revenue for this segment during the period mainly due to internal production efficiency programs and product mix of E-Jets E2 family and E175 aircraft.

Cost of sales and services in our Executive Aviation segment increased 50.3%, to US$686.5 million in the six months ended June 30, 2025 from US$456.7 million in the six months ended June 30, 2024, mainly due to a higher number of aircraft delivered, to 61 in the six months ended June 30, 2025 from 45 in the six months ended June 30, 2024. This increase in costs and services was lower than the increase in revenue for the segment mainly due to gains of our internal production efficiency programs.

Cost of sales and services in our Defense & Security segment increased 24.5%, to US$300.0 million in the six months ended June 30, 2025 from US$240.9 million in the six months ended June 30, 2024. This increase in cost of sales and services was lower than the 34.5% increase in revenue in this segment, mainly due to the timing of cost recognition based on milestone achievements under the percentage of completion method for KC-390 Millennium. This dynamic is typical of long-term defense programs, where the recognition of cost and revenue depends on the nature and sequence of contractual deliverables.

Cost of sales and services in our Services & Support segment increased 17.0%, to US$662.3 million in the six months ended June 30, 2025 from US$566.1 million in the six months ended June 30, 2024, mainly due to higher demand for services and spare parts with lower margins.

Gross Profit

As a result of the aforementioned factors, our gross profit increased 32.6%, to US$542.0 million in the six months ended June 30, 2025 from US$408.7 million in the six months ended June 30, 2024.

Administrative Expenses

Administrative expenses increased 4.9%, to US$101.9 million in the six months ended June 30, 2025 from US$97.1 million in the six months ended June 30, 2024, mainly due to an increase in third-party services, such as legal, consultancy, and audit-related services.

Selling Expenses

Selling expenses increased 4.6%, to US$159.9 million in the six months ended June 30, 2025 from US$152.9 million in the six months ended June 30, 2024, due to increase in sales initiatives, such as marketing events, demonstration flight and sales campaign, especially in Defense & Security and higher sales expenses.

Other Income

Other income decreased 44.8% to US$41.7 million in the six months ended June 30, 2025 from US$75.6 million in the six months ended June 30, 2024, primarily due to a significant reduction in tax credits and other sales.

Other Expenses

Other expenses decreased 29.5%, to US$55.4 million in the six months ended June 30, 2025, from US$78.6 million in the six months ended June 30, 2024, mainly due to efficiency gains achieved through corporate programs. These programs include initiatives focused on process optimization, digital transformation, and cost discipline across administrative and operational areas.

Operating Income Before Financial Result

Operating income before financial results increased 86.0% to US$230.7 million in the six months ending June 30, 2025, up from US$124.0 million in the same period in 2024. This growth was mainly driven by higher revenues across all business segments, especially in Executive Aviation and Defense & Security, along with improved gross margins from internal production efficiency initiatives and a more favorable product mix. Additionally, administrative and selling expenses grew at a slower rate than revenue, and other expenses declined due to efficiency gains from corporate programs. These factors more than offset the decrease in other income and the rise in expected credit losses and share of loss from investments accounted for under the equity method.

Financial Income

Financial income decreased 36.9%, to US$116.4 million in the six months ended June 30, 2025 from US$184.6 million in the six months ended June 30, 2024, mainly due to negative fair value adjustments on derivatives related to our equity swap agreements used to hedge share-based payment plans, and the phantom shares plan.

Financial Expenses

Financial expenses increased 83.5%, to an expense of US$295.5 million in the six months ended June 30, 2025 from an expense of US$161.0 million in the six months ended June 30, 2024, mainly due to expenses related to our phantom shares plan, which was affected by the appreciation of our common shares and the negative fair value measurement of Eve Holding’s warrants in 2025.

Foreign Exchange Loss, Net

Foreign exchange loss increased 793.8%, to US$28.6 million in the six months ended June 30, 2025 from US$3.2 million in the six months ended June 30, 2024, mainly due to the depreciation of the Brazilian real against the U.S. dollar, which negatively impacted monetary assets and liabilities denominated in Brazilian reais, as well as losses from derivative financial instruments used for hedging of foreign exchange risk.

Income Before Income Tax

As a result of the aforementioned factors, our income before income tax decreased 84.1%, to US$23.0 million in the six months ended June 30, 2025 from US$144.4 million in the six months ended June 30, 2024.

Income Tax

Income tax changed by US$135.5 million, to a benefit of US$126.0 million in the six months ended June 30, 2025 from an expense of US$9.5 million in the six months ended June 30, 2024, mainly due to the impact of the functional currency effect of the non-monetary assets (primarily inventories, intangibles, and property, plant and equipment), as well as the benefits from tax on profits of our overseas subsidiaries.

Income for the Period

As a result of the aforementioned factors, our income for the period increased 10.5%, to US$149.0 million in the six months ended June 30, 2025 from US$134.9 million in the six months ended June 30, 2024. As a percentage of revenue, our income for the period decreased to 5.1% in the six months ended June 30, 2025 from 5.6% in the six months ended June 30, 2024.

Liquidity and Capital Resources

Cash Flow Analysis

Six Months Ended June 30, 2025 Compared to Six Months Ended June 30, 2024

Net Cash Used in Operating Activities

Net cash used in operating activities in the six months ended June 30, 2025 was US$260.0 million, compared to US$348.0 million in the six months ended June 30, 2024, mainly due to a cash inflow in other payables of US$191.3 million and in other financial investments of US$80.3 million. These positive effects were partially offset by a decrease of US$68.9 million in trade accounts payable (supplier finance arrangements), an increase of US$4.3 million in income tax and social contribution paid, and an increase of US$7.8 million in unearned income.

Net Cash Used in Investing Activities

In the six months ended June 30, 2025, net cash used in investing activities was US$321.5 million compared to US$334.3 million in the six months ended June 30, 2024, mainly due to a US$15.4 million decrease in investments in subsidiaries and affiliates, as in 2024 we made a capital contribution to our subsidiary XMobots Aeroespacial e Defesa Ltda. The net increase of US$7.4 million in property, plant and equipment, reflecting the balance between acquisitions and divestments, partially offset this effect.

Net Cash Used in Financing Activities

In the six months ended June 30, 2025, net cash used in financing activities was US$326.8 million compared to US$225.0 million in the six months ended June 30, 2024. The increase in net cash used was primarily due to a higher volume of debt repayments compared to new borrowings. Debt repayments totaled US$291.2 million in the six months ended June 30, 2025, compared to US$217.2 million in the same period in 2024. In addition, we reinstated our share repurchase program in 2025, with repurchases totaling US$14.5 million, and paid dividends of US$9.1 million in the six months ended June 30, 2025.

Capital Expenditures

Our capital expenditures during the period were related to property, plant, and equipment, with the exception of assets related to the exchange pool program and aircraft under lease or available for lease. These investments were mainly focused on the construction of new facilities, as well as improvements and modifications to our plants and production facilities for new aircraft models.

For the six-month period ended June 30, 2025, the total capital expenditures in our Commercial Aviation, Executive Aviation, Defense & Security and Services & Support segments accounted for US$91.6 million, net of US$31.6 million related to our pool program (spare parts), US$131.3 million related to intangible assets, and US$26.3 million related to research.

For more information on our capital expenditures, see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources—Capital Expenditure” in our 2024 Annual Report.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as of June 30, 2025.

Subsequent Events and Trends

Term Loan Facility

In July 2025, we contracted a term loan facility, in the amount of US$80 million, accruing interest at SOFR plus 1.30% per annum, and with a term of seven years. None of our assets were pledged as collateral in this transaction.

Credit Facilities with the Brazilian Development Bank – BNDES and Banco do Brasil S.A.

In August 2025, we entered into two related credit facility agreements. We entered into an export-import credit facility with the Brazilian Development Bank – BNDES, in the principal amount of US$200 million, accruing interest at a rate of 4.4045% per annum, with a tenor of 5 years, secured by certain machinery, equipment and real estate assets. We also entered into an unsecured supplemental credit facility with Banco do Brasil S.A., in the principal amount of up to US$200 million, accruing interest at a rate of Term SOFR plus 2.40% per annum. The facility will be available for drawing beginning 5 years after the signing date and will mature 3 years thereafter. The availability of this facility is conditional upon the repayment of the credit facility with the Brazilian Development Bank – BNDES.

Eve Holding’s Equity Capital Raise and Dual Listing

On August 13, 2025, our subsidiary, Eve Holding, entered into subscription agreements with certain investors for a US$230 million capital raise through a registered direct offering of 47,422,680 shares of common stock to BNDES Participações S.A. (“BNDESPAR”), a subsidiary of the Brazilian Development Bank – BNDES, Embraer and other institutional investors. The offering included Brazilian Depositary Receipts (BDRs), approved for trading on the B3 S.A. – Brasil, Bolsa, Balcão under the symbol “EVEB31,” enabling BNDES’s investment. Closing of the transaction occurred on August 15, 2025, except for the issuance of common stock of Eve Holding to our subsidiary, Embraer Aircraft Holding, Inc. (“EAH”), which can only take place at least 20 business days following the delivery to Eve Holding’s stockholders of an information statement complying with the SEC regulations. Delivery of the information statement occurred on September 2, 2025. Upon completion of the transaction, our equity stake in Eve Holding is expected to decrease to 71.9%. Eve Holding intends to use the proceeds of the offering to support its operations in Brazil, potential acquisitions, debt repayment and for general corporate purposes.

United States Government Import Tariff Program and Investigation into Brazilian Trading Practices

Access to markets for our aircraft and our ability to procure aircraft parts and components, and materials and equipment required for our manufacturing process and operations may be subject to interruptions or trade barriers due to policies and tariffs or import/export restrictions of individual countries. Our aircraft may also be subject to tariffs that do not apply to producers based in other countries which could result in changes to our customer base and disrupt our usual sales processes.

In April 2025, the United States government announced the implementation of an import tariff program with country-specific rates, starting from a minimum rate of 10%. Further, in July 2025, the United States announced an additional 40% tariff on select Brazilian exports and an investigation into Brazilian trading practices, which entered into effect in August 2025.

Although the exports of aircraft and aircraft parts remain exempt from this additional tariff as of the date hereof, resulting in Embraer being subject to a 10% tariff, these developments have increased uncertainty for Brazilian companies with exposure to U.S. markets and may lead to further retaliatory measures or reputational risks, which may materially and adversely affect our business, financial conditions and results of operations. As of and for the six-month period ended June 30, 2025, protectionist trade policies and other measures adopted by the current United States administration did not materially and adversely affect our business, financial condition or results of operations.

Currently, our businesses and our suppliers support 13,000 jobs throughout the United States. We advocate for the prompt reinstatement of zero-tariff regulations across the entire aviation and aerospace industry. However, the adoption and expansion of trade restrictions or other governmental action related to tariffs, trade agreements, policies or sanctions may adversely impact our business. We cannot assure you that exports of aircraft and aircraft parts will remain exempt from the additional tariff currently imposed by the United States government on Brazilian exports. Also, we cannot foresee if additional import tariffs or other protective measures will be imposed by the United States or other countries in the future that may impact our sales of aircraft and aircraft parts, or what will be the results of the ongoing investigation into Brazilian trading practices and any resulting measures that may be imposed as a result of such investigation.

For more information on how the United States import tariff program and investigation into Brazilian trading practices may affect us, see “Item 3. Key Information—D. Risk Factors—Industry and Competition—We face risks of being engaged in a global business and operating in global industries, which may adversely affect us” in our 2024 Annual Report.